Branch 18
811-7758

1/0-33

AIM INVESTMENTS

03044097

11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

December 8, 2003

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc. (1940 Act Registration No. 801-1569), and Raymond Cunningham

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., an investment adviser and Raymond Cunningham, two copies of one pleading in United States Securities and Exchange Commission, Plaintiff, v. INVESCO Funds Group, Inc. and Raymond Cunningham, Defendants, received on or about December 3, 2003.

Please indicate your receipt of this document by stamping the enclosed copy of this letter and returning it to us in the envelope provided.

Sincerely,

Stephen R. Rimes

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\SEC v INVESCO\Corr\L-120803SEC.doc
120803 (2) vxv

UNITED STATES DISTRICT COURT
DISTRICT OF COLORADO

Civil Action No. 03-N-2421 (PAC)

UNITED STATES SECURITIES AND
EXCHANGE COMMISSION,

Plaintiff,

Invesco Funds Group, Inc., and
Raymond R. Cunningham.

Defendants.

COMPLAINT FOR INJUNCTION AND OTHER EQUITABLE RELIEF

Plaintiff, the United States Securities and Exchange Commission, alleges the following for its complaint:

I. SUMMARY

1. From at least July 2001 until October 2003 defendants, and other persons, engaged in a fraudulent scheme whereby they secretly accepted funds from market timers[1] to enhance the management fees earned by Invesco Funds Group, Inc., when they knew or had reason to know that market timing could be detrimental to long term shareholders of the mutual funds. They did so despite statements in the prospectuses for Invesco's mutual funds that exchanges between funds by investors would be limited to four yearly, that changes in this policy would only be allowed if it was in the best interests of the funds and that any change in this policy had to be disclosed to investors.

1 Market timing is the practice of frequent short term buying and selling of mutual fund shares.

2. Defendants violated their fiduciary duty to the public shareholders of the mutual funds managed by Invesco. They did so by establishing secret arrangements that enabled certain selected traders, including hedge funds, to engage in active trading of Invesco mutual funds in pursuit of so called "market timing" strategies. Invesco internally referred to certain of these arrangements as "Special Situations." They also permitted other traders to violate the market timing restrictions in the prospectuses.

3. The Special Situations and other permitted market timing were secret because Invesco, despite its fiduciary duties to the independent directors or trustees of the fund boards and the funds' shareholders, failed to inform them that this market timing was being allowed.

4. Invesco made changes to its restrictions on market timing as stated in the prospectuses but continued to use prospectuses that failed to disclose the change of policy.

5. Written Invesco policy stated that with regard to Special Situations "[n]o written document identifying the agreement will be developed."

6. The defendants knew or had a reason to know that the market timing was not in the best interest of investors in Invesco's mutual funds. A June 2002 memorandum addressed to defendant Cunningham concerning market timing stated "[t]his type of activity is not in the best interests of the other fund shareholders."

7. A January 2003 memorandum to Cunningham further recognizes the harm that market timing caused ordinary mutual fund investors. The memorandum stated, among other things:

   a) "Arguably Invesco has increased its business risk by granting large numbers of exceptions to its prospectus policy (effectively changing the policy) without notice to shareholders."

b) Allowing market timing "may not be . . . 'in the best interests of the fund and its shareholders' and Invesco certainly has not informed investors of a defacto change."

c) Regular mutual fund investors are harmed by market timers because market timing increases the cash needs of funds, the amount of borrowing a fund must undertake, costs due to increased trading transactions, and the necessity to undertake cash hedging strategies by a fund all of which cause an impact on fund performance.

d) Market timing creates negative income tax consequences for ordinary long term mutual fund investors and "[t]his adds insult to injury for long-term shareholders, since they suffer potentially lower returns *and* an extra tax burden." (emphasis in original)

e) A large amount of timing activity involves Invesco money market funds and the portfolio managers of those funds have "been forced to adopt a highly liquid investment strategy . . . which lowers performance."

f) Market timing has caused fluctuation of fund assets as much as twelve percent within a single day and this causes "artificially high accruals [of expenses] charged to long term investors who are not market timers."

g) "By causing frequent inflows and outflows, market-timing investors impact the investment style of a fund. . . . Virtually every portfolio manager at Invesco would concede that he or she has had to manage funds differently to accommodate market timers."

h) "High volumes of market timing activity increases the risk that portfolio managers will make errors. . . ."

8. As a result of the conduct alleged in this complaint, defendants breached their fiduciary duty to investors and the independent directors and trustees of the funds while increasing Invesco's management fees.

9. The Commission seeks the following relief as to each defendant: a) findings that each defendant committed the violations alleged; b) a permanent injunction prohibiting future violations of each of the statues and rules cited in this complaint; c) an order requiring Invesco to perform an accounting of all market timing and the fees Invesco received as a result of managing the funds that Invesco allowed to be used by market timers and Cunningham to perform an accounting to itemize all of his compensation; d) an order requiring that each defendant disgorge all ill gotten gains, including as to Invesco, all management fees related to the violations and prejudgment and post-judgment interest, and as to Cunningham, all benefits derived from his employment at Invesco including salary, bonuses, stock, and remuneration or compensation of any kind and prejudgment and post-judgment interest; e) third tier civil money penalties for each separate violation of law; f) a finding that Invesco and Cunningham breached their fiduciary duty in a manner involving personal misconduct and enjoining them permanently from serving or acting with respect to any registered investment company as an officer, director, member of any advisory board, investment advisor, depositor, or principal underwriter; and g) any other equitable relief that is just and proper.

10. Defendants violated Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 thereunder [15 U.S.C. § 78j(b) and 17 C.F.R. § 240.10b-5]; Section 17(a) of the Securities Act of 1933 ("Securities Act") [15 U.S.C. § 77q(a); and Invesco violated and Cunningham aided and abetted violations of Sections 206(1) and 206(2) of the

Investment Advisers Act of 1940 ("Investment Advisers Act") [15 U.S.C. § 80b-6(1) and 6(2)]; and each defendant violated Section 34(b) of the Investment Company Act of 1940 ("Investment Company Act") [15 U.S.C. § 80a-33(b)].

II. JURISDICTION AND VENUE

11. The Commission brings this action pursuant to the authority conferred upon it by Section 20(b) of the Securities Act [15 U.S.C. § 77t(b)], Section 21(d) of the Exchange Act [15 U.S.C. § 78u(d)], Section 209(d) of the Investment Advisers Act of 1940 [15 U.S.C. § 80b-9(d)], and Section 42(d) of the Investment Company Act of 1940 [15 U.S.C. § 80a-41(d)].

12. Each defendant should be ordered to pay third tier civil penalties for each separate violation pursuant to Section 21(d)(3) of the Exchange Act [15 U.S.C. § 78u(d)(3)], Section 20(d) of the Securities Act [15 U.S.C. § 77t(d)], Section 209(e) of the Investment Advisers Act [15 U.S.C. § 80b-9(e)], and Section 42(e) of the Investment Company Act. [15 U.S.C. § 80a-41(e)]

13. This Court has jurisdiction over this action pursuant to Section 22(a) of the Securities Act [15 U.S.C. §77u(a)], Sections 21(e) and 27 of the Exchange Act [15 U.S.C. §§78u(e) and 78aa], 209(d) of the Investment Advisers Act [15 U.S.C. § 80b-9(d)], and Section 42 of the Investment Company Act [15 U.S.C. § 80a-41(d)].

14. Venue lies in this Court pursuant to Section 22(a) of the Securities Act, Section 27 of the Exchange Act, Section 209(d) of the Investment Advisers Act [15 U.S.C. § 80b-9(d)], and Section 42(d) of the Investment Company Act of 1940 [15 U.S.C. § 80a-41(d)].

15. In connection with the transactions, acts, practices, and courses of business described in this Complaint, defendants, directly and indirectly, have made use of the means or instrumentalities of interstate commerce, of the mails, and/or of the means and instruments of transportation or communication in interstate commerce.

16. Certain of the transactions, acts, practices and courses of business constituting the violations of law alleged in this complaint occurred within this district and the defendants reside or do business in this district.

III. THE DEFENDANTS

17. **Invesco Funds Group, Inc.** ("Invesco"), is a Delaware corporation with headquarters in Denver, Colorado. Invesco and its predecessors have been registered with the Commission as an investment advisor since 1957. Invesco is the investment advisor for a number of registered open end investment companies that have since 2000 had as many as forty-six portfolios, or individual "mutual funds." Invesco since 2000 has had as much as $48 billion of funds under its management in mutual funds. During the periods alleged in this complaint, Invesco mutual funds were continually offered and sold to the public.

18. **Raymond R. Cunningham** ("Cunningham"), age 52 and a resident of Englewood, Colorado, has been the president since May 2001 and chief executive officer of Invesco since January 2003. He also has been a member of the board of directors of Invesco and the registered investment companies it manages since at least May 2001. From June 1999 until May 2001 Cunningham was a senior vice president for Invesco and supervised its sales activities. From June 2001 through July 2003 Cunningham signed registration statements filed by Invesco with the Commission that incorporated the funds' prospectuses.

IV. FACTS

A. Introduction

19. Short-term trading in mutual funds can be detrimental to long-term shareholders in those funds. Such trading can dilute the value of mutual fund shares to the extent that a trader may buy and sell shares rapidly and repeatedly take advantage of inefficiencies in the way mutual fund prices are determined. Dilution could occur if fund shares are over-priced or

under-priced and redeeming shareholders receive proceeds based on the mis-valued shares. In addition, short-term trading can raise transaction costs for the fund, it can disrupt the fund's stated portfolio management strategy, require a fund to maintain an elevated cash position, and result in lost opportunity costs and forced liquidations. Short-term trading can also result in unwanted taxable capital gains for fund shareholders and reduce the fund's long-term performance. In short, while individual shareholders may profit from engaging in short-term trading of mutual fund shares, the costs associated with such trading are borne by all fund shareholders. Consequently, investment advisors often maintain policies and procedures to detect and prevent market timing and other short-term trading.

20. The defendants had a fiduciary duty to act at all times in the best interest of investors in the Invesco mutual funds. Accordingly, the defendants had an affirmative obligation to act in the utmost good faith, and to provide full and fair disclosure of all material facts, including conflicts of interest, to investors and the independent boards of the mutual funds. They further had an affirmative obligation to apply reasonable care to avoid misleading investors. At all times material hereto, defendant Invesco acted through Cunningham and others.

21. Invesco and Cunningham served or acted within five years of the date of the filing of this action with respect to a registered investment company as an officer, director, member of an advisory board, or investment advisor and engaged in acts or practices constituting a breach of fiduciary duty involving personal misconduct.

B. Invesco's Disclosures About Market Timing

22. From at least 1997 through October 2003, the Invesco funds' prospectuses uniformly disclosed that Invesco would limit shareholders to only "four exchanges out of each fund per twelve-month period."

23. The prospectuses further stated that "[e]ach Fund reserves the right to reject any exchange request, or to modify or terminate the exchange policy, if it is in the best interests of the Fund." The prospectuses also obligated Invesco to notify mutual fund shareholders of any modification to this policy sixty days before the modification took effect if the modification affected all fund shareholders.

24. Pursuant to its advisory function, Invesco was responsible for drafting and recommending changes to the prospectus language for each of the Invesco funds.

25. Despite its publicly stated policy, Invesco knowingly failed to track the number of exchanges executed by smaller investors with less than about $100,000 in funds. Generally when Invesco did identify a market timer who made frequent buys and sells of Invesco mutual funds it issued a letter to the investor stating that their trading privileges would be suspended or terminated if its excessive trading continued. The letter explained that the four-exchange limitation was intended to provide a convenience to shareholders - not to facilitate a market-timing strategy. Invesco further explained in the letter that market timing contradicted a widely recognized principle of maintaining a long-term perspective in mutual funds, and that Invesco would aggressively enforce the four-exchange limitation to prevent a small number of market timers from "impairing the investment potential that our many long-term shareholders deserve."

C. Secret Market Timing Arrangements With Select Traders For Invesco's Benefit

26. In addition, Invesco made secret exceptions to its disclosed market timing policy for certain select large traders. These exceptions were not disclosed to other investors or the independent members of the boards of the funds, and were contrary to the statements in the prospectuses for the Invesco funds.

27. Between at least July 2001 and October 2003, Invesco permitted more than sixty separate broker dealers, hedge funds, and investment advisors to trade in excess of the prospectus restrictions on market timing. These select traders engaged in frequent trading designed to implement market timing strategies in at least 10 different Invesco funds. Invesco referred to those specific instances where it had a specific agreement with a market timer as "Special Situations." In addition to the Special Situation agreements, Invesco also allowed other persons known to it to engage in frequent market timing activity which did not involve specific agreements.

28. Invesco policy was not to keep written records of the details of the Special Situation arrangements.

29. The secret market timers selected by the defendants who were permitted to make frequent trades made market timing trades worth hundreds of millions of dollars in Invesco mutual funds.

30. During the summer of 2002, the Special Situation market timers alone were trading at least $600 million in Invesco mutual fund assets.

31. A March 2003 memo, from an employee of Invesco designated with the responsibility of monitoring approved market timing activity, to an Invesco executive specifically noted that Canary Capital Partners LLC ("Canary"), a hedge fund, pursuant to a Special Situation agreement was originally authorized to use $304 million in market timing activities in ten specifically identified Invesco mutual funds, with up to one exchange permitted weekly in each fund.

D. <u>Invesco Marketed "Market Timing Capacity"</u>

32. Invesco employees and others marketed what Invesco internally called "market timing capacity" to interested hedge funds and other investors.

33. According to an internal Invesco memorandum, whether or not a market timer would commit to maintaining a specific minimum amount of money invested in Invesco funds that was not subject to being market timed was a factor to be evaluated in determining whether a market timing arrangement would be approved. Invesco internally referred to these arrangements as "sticky money."

1. Cunningham's Role

34. Cunningham and others supervised the brokering of market timing capacity by Invesco employees and others. Cunningham was aware of, actively encouraged, and expressly permitted market timing by selected traders.

35. Cunningham was aware that an Invesco employee was specifically designated the task of being the head of Invesco's "timing desk" and was responsible for monitoring and policing the activities of all the approved market timers on a day-to-day basis. This employee's job was also to make sure timers complied with the specific terms of any Special Situation arrangement concerning the amount of money to be invested, the funds to be market timed, and the number of timing transactions that were permitted.

36. The Invesco employee who monitored approved market timers discussed problems that developed concerning specific Special Situation agreements with an ad hoc committee that included Cunningham.

37. Cunningham knew of and approved certain specific Special Situation arrangements with market timers.

2. The Canary Arrangement

38. One of the largest secret market timers with a Special Situation agreement was Canary which began market timing at Invesco at least in May 2001.

39. Invesco personnel closely monitored Canary's trading on a daily basis and Canary sent daily e-mails to Invesco to confirm its timing activities within the funds.

40. As with other Special Situations, Cunningham was aware of and approved the relationship with Canary.

41. Cunningham negotiated another arrangement with Canary in May of 2002, allowing Canary to market time $100 million of capacity in offshore mutual funds managed by an Invesco affiliate. Under this arrangement, Invesco received 10 basis points on any monies Canary transferred to the offshore funds. Canary placed its first trades in July 2002, resulting in a transaction fee to Invesco of approximately $60,000.

42. Cunningham had dinner with Edward Stern, who managed Canary, in late 2002 or early 2003 at which time they discussed the Canary Special Situation arrangement. Cunningham personally thanked Stern at that meeting for the timing assets that Canary brought to the Invesco fund complex.

E. Defendants Knew Market Timing Harmed Mutual Fund Investors

43. The boards of directors or trustees of the Invesco mutual funds determined as early as 1997 that market timing was detrimental to certain funds. To discourage such activities, the directors or trustees authorized the imposition of redemption fees in connection with those funds that were most effected by market timing in an effort to discourage the practice.

44. Defendants never did any formal study that demonstrated that the approved market timing arrangements, whether pursuant to Special Situation agreements or those who were otherwise permitted, would be in the best interest of the funds.

45. Invesco and Cunningham in early 2003 determined that Canary's trading had actually harmed Invesco fund shareholders. Instead of terminating the Special Situation with Canary, Invesco and Cunningham simply reduced Canary's timing "capacity" from $304

million to $80 million, confined Canary's trading to five particular funds, and slightly reduced the permitted frequency of Canary's market timing trades.

46. Defendants knew that market timing could be detrimental to the Invesco mutual funds and their long term investors. Additional examples of their knowledge are set forth below.

a) The June 2002 Memorandum

47. A June 26, 2002, memorandum from Invesco's compliance department addressed to Cunningham noted, among other things:

a) Inflows and outflows in the Invesco Dynamics fund in June 2002 due to market timers "is disruptive to the portfolio management of the fund and has caused overdrafts as well as additional purchases and sales of securities."

b) "This type of activity is not in the best interests of the other fund shareholders."

c) At least three other funds were experiencing high money fluctuations due to market timing activity.

b) The January 2003 Memorandum

48. A memorandum dated January 15, 2003, written by Invesco's compliance officer was addressed to Cunningham. Among other things, it noted:

a) The Invesco funds' prospectus restrictions on market timing and that the prospectuses indicate that changes in the policy may be made only if they are in the best interests of a fund and its shareholders.

b) Invesco has a reputation as a "timer-friendly complex."

c) "Arguably Invesco has increased its business risk by granting large numbers of exceptions to its prospectus policy (effectively changing the policy) without notice to shareholders."

d) Approving waivers for market timers "may not be the same thing as acting 'in the best interests of the fund and its shareholders', and Invesco certainly has not informed investors of a defacto change. *Generally, high levels of market timing disadvantage long term investors in a number of ways[.]"* (emphasis added)

e) Market timing can cause regular mutual fund investors harm, including the fact that market timing increases the cash needs of funds, the amount of borrowing a fund must undertake, costs due to increased trading transactions, and the necessity to undertake cash hedging strategies by a fund all of which cause an impact on fund performance.

f) Market timing creates negative income tax consequences for ordinary long term mutual fund investors. It notes that "[t]his adds insult to injury for long-term shareholders, since they suffer potentially lower returns *and* an extra tax burden." (emphasis in original)

g) A large amount of timing activity involves Invesco money market funds and the portfolio managers of those funds have "been forced to adopt a highly liquid investment strategy . . . which lowers performance."

h) Market timing has caused fluctuation of fund assets as much as twelve percent within a single day noting that this causes "artificially high accruals [of expenses] charged to long term investors who are not market timers."

i) "By causing frequent inflows and outflows, market-timing investors impact the investment style of a [f]und. . . . Virtually every portfolio manager at Invesco would concede that he or she has had to manage funds differently to accommodate market timers. Certainly, the amount of time spent managing volatile cash flows could be better spent picking securities and developing long-term strategies."

j) "High volumes of market timing activity increases the risk that portfolio managers will make errors. . . ."

c) The February 2003 e-Mail

49. In a series of e-mails begun on February 12, 2003, from an Invesco executive to, among others, Cunningham, the executive vented his frustration that Canary's timing activities were negatively affecting his ability to manage the Dynamics fund and stated that Canary's trading was "costing [the fund's] legitimate shareholders," and that "[t]his is NOT good business for us, and they need to go." (Emphasis in original)

50. In response, a portfolio manager agreed – stating that he "would not accept another penny of their money."

51. Another executive in reply confirmed that Canary's timing activities "caused negative economic impact to our funds."

d) March 2003 e-Mail

52. In a March 25, 2003, e-mail an Invesco executive noted that the portfolio turnover rate for the Invesco Dynamics fund had increased from 62% to 110% over the past year due "almost entirely . . . to heavy timer activity" requiring him to "rebalance the fund on a regular basis to accommodate these customer timing moves."

F. Failure to Inform Shareholders and Independent Directors or Trustees About Approved Market Timing

53. Invesco benefited from market timing because it increased Invesco's management fees. Invesco received substantial management fees from Canary and other approved market timers including those with Special Situation arrangements.

54. Invesco and Cunningham knew or had reason to know that the approved market timers, including the Special Situations, presented Invesco an opportunity to earn additional fees but that market timing could be detrimental to regular mutual fund investors. For example, an Invesco employee wrote a memorandum to an Invesco executive in October 2002 that stated that bringing in Special Situation money could "increase profitability to Invesco" and that Special Situations were "to the benefit of Invesco."

55. Defendants never notified the mutual fund shareholders or independent directors or trustees of the funds that they were permitting selected investors to market time Invesco mutual funds.

56. Defendants never disclosed to the mutual fund shareholders or the independent directors or trustees of the funds the conflict of interest resulting from the increased management fees from the approved market timers.

57. Invesco misrepresented to the independent directors or trustees of the Invesco funds that it intended to strictly enforce the four-exchange limitation on market timers.

58. Cunningham attended mutual fund board meetings and knew of these omissions, misrepresentations, and failures to disclose, yet was silent.

FIRST CLAIM - FRAUD

Invesco And Cunningham Violated Section 10(b) Of The Exchange Act And Rule 10b-5
[15 U.S.C. § 78j(b) and 17 C.F.R. § 240.10b-5]

59. Plaintiff repeats and realleges paragraphs 1 through 58 above.

60. Each defendant, directly or indirectly, with scienter, in connection with the purchase or sale of securities, by use of the means or instrumentalities of interstate commerce or by use of the mails, has employed devices, schemes, or artifices to defraud; made untrue statements of material fact or omitted to state material facts necessary in order to make the statements

made, in light of the circumstances under which they were made, not misleading; or have engaged in acts, practices, or courses of business which operated or would operate as a fraud or deceit upon the purchasers or sellers of securities.

61. By reason of the foregoing, each defendant has violated and unless restrained and enjoined will violate Section 10(b) of the Exchange Act and Rule 10b-5 thereunder.

SECOND CLAIM - FRAUD

Invesco And Cunningham Violated Section 17(a)(1) Of The Securities Act [15 U.S.C. § 77q(a)(1)]

62. Plaintiff repeats and realleges paragraphs 1 through 58 above.

63. Each defendant, directly and indirectly, with scienter, in the offer and sale of securities, by use of the means or instruments of transportation or communication in interstate commerce or by use of the mails, have employed devices schemes or artifices to defraud.

64. By reason of the foregoing, each defendant violated and, unless restrained and enjoined, will violate Section 17(a)(1) of the Securities Act.

THIRD CLAIM - FRAUD

Invesco And Cunningham Violated Sections 17(a)(2)And 17(a)(3) Of The Securities Act [15 U.S.C. § 77q(a)(2) and (a)(3)]

65. Plaintiff repeats and realleges paragraphs 1 through 58 above.

66. Each defendant, directly and indirectly, in the offer and sale of securities, by use of the means or instruments of transportation or communication in interstate commerce or by use of the mails, have obtained money or property by means of untrue statements of material fact or omissions to state material facts necessary in order to make statements made, in light of the circumstances under which they were made, not misleading; or have engaged in

transactions, practices, or courses of business which have been, or are operating as a fraud or deceit upon the purchasers of such securities.

67. By reason of the foregoing, each defendant violated and, unless restrained and enjoined, will violate Sections 17(a)(2) and (3) of the Securities Act.

FOURTH CLAIM – FRAUD

Invesco Violated And Cunningham Aided And Abetted Violations Of Section 206(1) Of The Investment Advisers Act
[15 U.S.C. § 80b-6(1)]

68. Plaintiff repeats and realleges paragraphs 1 through 58 above.

69. Invesco, directly and indirectly violated, and Cunningham aided and abetted Invesco's violations, in that, by use of the mails or means or instrumentalities of interstate commerce with scienter each employed devices, schemes, or artifices to defraud clients and prospective clients of an investment advisor.

70. By reason of the foregoing, Invesco violated and Cunningham aided and abetted Invesco's violations of, and unless restrained and enjoined, will violate or aid and abet violations of Section 206 (1) of the Investment Advisers Act.

FIFTH CLAIM - FRAUD

Invesco Violated And Cunningham Aided And Abetted Violations Of Section 206(2) Of The Investment Advisers Act
[15 U.S.C. § 80b-6(2)]

71. Plaintiff repeats and realleges paragraphs 1 through 58 above.

72. Invesco directly and indirectly violated, and Cunningham aided and abetted Invesco's violations, in that, by use of the mails or means or instrumentalities of interstate commerce each has engaged in transactions, practices, or courses of business which operate as a fraud or deceit on clients or prospective clients of an investment advisor.

73. By reason of the foregoing, Invesco violated and Cunningham aided and abetted Invesco's violations of, and unless restrained and enjoined, will violate or aid and abet violations of Section 206(2) of the Investment Advisers Act.

SIXTH CLAIM – FALSE STATEMENTS IN REGISTRATION STATEMENTS FILED WITH THE COMMISSION

Invesco And Cunningham Violated Section 34(b) Of The Investment Company Act [15 U.S.C. § 80a-33(b)]

74. Plaintiff repeats and realleges paragraphs 1 through 58 above.

75. Each defendant, directly and indirectly, made untrue statements of a material fact or omitted to state any fact necessary in order to prevent the statements made, in the light of the circumstances under which they were made, from being materially misleading in registration statements filed by Invesco with the Commission that incorporated the funds' prospectuses as required pursuant to Section 31(a) of the Investment Company Act.

76. By reason of the foregoing, Invesco and Cunningham violated, and unless restrained and enjoined, will violate Section 34(b) of the Investment Company Act.

SEVENTH CLAIM – BREACH OF FIDUCIARY DUTY

Breach Of Fiduciary Duty By Invesco And Cunningham Pursuant To Section 36(a) of the Investment Company Act of 1940 [15 U.S.C. § 80a-35]

77. Plaintiff repeats and realleges paragraphs 1 through 58 above.

78. Invesco and Cunningham served or acted within five years of the date of the filing of this action with respect to a registered investment company as an officer, director, member of an advisory board, or investment advisor and engaged in acts or practices constituting a breach of fiduciary duty involving personal misconduct.

79. By reason of the foregoing Invesco and Cunningham should be permanently enjoined from acting in any and all capacities set forth in Section 36 of the Investment Company Act of 1940.

PRAYER FOR RELIEF

Wherefore, the Commission respectfully requests that the Court:

I.

Find that the defendants, and each of them, committed the violations alleged.

II.

Enter an injunction, in a form consistent with Rule 65(d) of the Federal Rules of Civil Procedure, permanently restraining and enjoining each defendant from violating, directly or indirectly, the provisions of law and rules alleged in this Complaint.

III.

Find that Invesco and Cunningham breached their fiduciary duty in a manner involving personal misconduct and pursuant to Section 36(a) of the Investment Company Act of 1940, enter an injunction, in a form consistent with Rule 65(d) of the Federal Rules of Civil Procedure, permanently restraining and enjoining them from serving or acting with respect to any registered investment company as an officer, director, member of any advisory board, investment advisor, depositor, or principal underwriter.

IV.

Order each defendant to pay third tier civil money penalties for each separate violation of law pursuant to Sections 21(d)(3) of the Exchange Act, Section 20(d) of the Securities Act, Section 209(e) of the Investment Advisers Act, and Section 42(e) of the Investment Company Act.

V.

An Order requiring Invesco to perform an accounting of all market timing trading and the fees it received as a result of managing the funds that Invesco allowed to be used by market timers and that Cunningham perform an accounting to itemize all his compensation;

VI.

Order each defendant to disgorge all ill gotten gains, including as to Invesco, all management fees related to the violations including prejudgment and post-judgment interest, and as to Cunningham, all benefits derived from his employment at Invesco including salary, bonuses, stock, and remuneration or compensation of any kind and prejudgment and post-judgment interest.

VII.

Grant such other relief as this Court may deem just, appropriate, or equitable.

Respectfully submitted this 2nd day of December, 2003.

/s/
Robert M. Fusfeld
(303) 844-1080
Colorado Bar # 13097
(303) 844-1080

/s/
Polly A. Atkinson
(303) 844-1046
Colorado Bar #18703
(303) 844-1046

/s/
Elizabeth E. Krupa
(303) 844-1036
Colorado Bar #26028
(303) 844-1036

Attorneys for the U.S. Securities and Exchange Commission
1801 California Street, Suite 1500
Denver, Colorado 80202
Switchboard – (303) 844-1000
Facsimile – (303) 844-1068